FORM 3

OMB APPROVAL
OMB Number	3235-0104
Expires:	September 30, 1998
Estimated Average burden
hours per response. . . 0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company
Act of 1940


(Print or Type Responses)

1.	Name and Address of Reporting Person*

	Hearst Broadcasting, Inc.

	(Last)	(First)	(Middle)

	959 Eighth Avenue
		(Street)

	New York, New York 10019
	(City)	(State)	(Zip)

2.	Date of Event Re-Requiring Statement
	(Month/Day/Year)

	5/25/98

3.	IRS or Social Security Number of Reporting Person
	(Voluntary)

4.	 Issuer Name and Ticker or Trading Symbol

	 Pulitzer Publishing Company (NYSE: PTZ)


5.	Relationship of Reporting Person to Issuer
	(Check all applicable)

	      Director	          10% Owner
	      Officer (give    	     <checked-box>Other (specify
		      title below) 	                   below)


6.	If Amendment, Date of Original
	(Month/Day/Year)

7.	Individual or Joint/Group Filing (Check Applicable Line)
      <checked-box> Form filed by One
                    Reporting Person
      __ Form filed by More than
          One Reporting Person


Table I - Non-Derivative Securities Beneficially Owned

1.	Title of Security
	(Instr. 4)

        None.

2.	Amount of Securities Beneficially Owned
	(Instr. 4)

3.	Ownership Form:  Direct (D) or Indirect (I)  (Instr. 5)

4.	Nature of Indirect Beneficial Ownership
	(Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see
 Instruction 5(b)(v).
    	                                 (over)
                                        SEC 1473 (9-96)


FORM 3 (continued)	Table II - Derivative Securities
                    Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible securities)

1.	Title of Derivative Security
	(Instr. 4)

       Class B Common Stock

2.	Date Exercisable and
	Expiration Date
	(Month/Day/
	Year)

      Date Exercisable     Expiration Date

(1) N/A
(2)
3.	Title and Amount of Securities Underlying Derivative Security
	(Instr. 4)

       Title                          Amount or Number of Shares

       Common Stock, par value $.01       14,537,808

4.	Conversion or Exercise
	Price of Derivative
	Security

           (1)

5.	Ownership
	Form of Derivative
	Security:  Direct
	(D) or Indirect(I)
	(Instr. 5)

          I

6.	Nature of Indirect Beneficial Ownership
	(Instr. 5)

      Pursuant to Voting Agreement*


Explanation of Responses:

(1)	Each share of the Issuer's Class B Common Stock, par value
$0.01, is convertible at any time into one share of the Issuer's
Common Stock, par value $0.01.

*	Although the Reporting Person owns no shares of the
Issuer's Common Stock, as of May 25, 1998, under the definition of "beneficial ownership" set forth in Rule 16a-1 under the Securities Exchange Act of 1934, as amended, the Reporting
Person may be deemed beneficial owner of 14,537,808 shares of the Issuer's Common Stock, pursuant to the Reporting
Person's ownership of Hearst-Argyle Television, Inc. and the Pulitzer Voting Agreement, dated May 25, 1998, among Hearst-Argyle Television, Inc. and certain of the stockholders of the Issuer.

  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.

	    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                            /s/ Jodie W. King                     6/4/98
	   	          **Signature of Reporting Person          Date
                        Vice President, on behalf of
                        Hearst Broadcasting, Inc.
	                                                           Page 2
	                                                  SEC 1473 (9-96)